James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 4 July 2024 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 James Hardie 2024 Annual General Meeting Materials Dear Sir/Madam James Hardie Industries plc advises that the Notice of Meeting and supporting materials for the 2024 Annual General Meeting are now available to shareholders on our website at https://ir.jameshardie.com.au/events-presentations/annual-shareholder-meeting or www.investorvote.com.au. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett. Exhibit 99.2

Notice of Annual General Meeting DUBLIN, IRELAND Thursday, 8 August 2024 at 5:00pm (New York Time) Thursday, 8 August 2024 at 10:00pm (Dublin Time) Friday, 9 August 2024 at 7:00am (Sydney time)

Table of Contents Contents of this Booklet Notice of Annual General Meeting 2024 Agenda and Business of the Annual General Meeting Voting and participation in the Annual General Meeting Explanatory Notes 2 3 6 10 THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your investment or other professional advisor. James Hardie Industries plc ARBN 097 829 895, with registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland and registered in Ireland under company number 485719. The liability of its members is limited.

Notice of Annual General Meeting 2024 Notice is given that the Annual General Meeting (AGM) of James Hardie Industries plc (James Hardie or the Company) will be held on Thursday, 8 August 2024 at 10:00pm (Dublin time) / Friday, 9 August 2024 at 7:00am (Sydney time) in James Hardie’s Corporate Headquarters, 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. ATTENDANCE AT AGM Persons registered as shareholders as at 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 7 August 2024 may attend the AGM in Dublin. Shareholders wishing to participate in the AGM can also participate remotely via teleconference, during which they will have the same opportunities to ask questions as people attending the AGM in person. However, shareholders will not be able to vote by way of teleconference. If shareholders wish for their vote to count, they must follow the instructions set out on pages 6 to 9 of this booklet. Shareholders or proxies will all be able to ask questions of the Board of Directors of James Hardie (Board) and the Company’s external auditor, Ernst & Young LLP. To enable more questions to be answered, you can submit questions in advance of the AGM, whether or not you will be attending. Shareholders or proxies not present at the AGM wishing to ask questions can do so in the manner described on page 6 of this booklet. NOTICE AVAILABILITY Additional copies of this booklet can be downloaded from James Hardie’s Investor Relations website (https://ir.jameshardie.com.au/financial-information/annual-reports-and-notice-of-meetings) or they can be obtained by contacting the Company’s registrar, Computershare Investor Services Pty Limited (Computershare), by calling: 1300 855 080 from within Australia; or +61 3 9415 4000 from outside Australia. AUG 7 2Notice of Annual General Meeting 2024

Agenda and Business of the General Meeting Explanations of the background, rationale and further information for each proposed resolution are set out in the Explanatory Notes on pages 10 to 33 of this Notice of Meeting. To review James Hardie’s affairs and to consider and, if thought fit, pass the following resolution as an ordinary resolution: As part of the review of James Hardie’s affairs, to consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution: To consider and, if thought fit, pass each of the following resolutions as separate ordinary resolutions: To consider and, if thought fit, pass the following resolution as an ordinary resolution: To consider and, if thought fit, pass the following resolution as an ordinary resolution: The vote on this resolution is advisory only. The vote on this resolution is advisory only. To receive and consider the financial statements and the reports of the Board and external auditor for the fiscal year ended 31 March 2024. To receive and consider the Remuneration Report of the Company for the fiscal year ended 31 March 2024. a) That John Pfeifer be elected as a director. b) That Persio Lisboa, who retires by rotation in accordance with the Company’s Articles of Association, be re-elected as a director. c) That Suzanne Rowland, who retires by rotation in accordance with the Company’s Articles of Association, be re-elected as a director. That the Board be authorised to fix the remuneration of the external auditor for the fiscal year ended 31 March 2025. That for the purposes of ASX Listing Rule 7.2 (Exception 13) and for all other purposes, the shareholders approve the issue of equity securities under the James Hardie Industries 2001 Equity Incentive Plan (the 2001 EIP) as an exception to ASX Listing Rule 7.1 on the basis set out in the Explanatory Notes. The following are items of ordinary business: The following are items of special business: 1 3 2 4 5 FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2024 REMUNERATION REPORT FOR FISCAL YEAR 2024 ELECTION / RE-ELECTIONS OF DIRECTORS AUTHORITY TO FIX THE EXTERNAL AUDITOR’S REMUNERATION APPROVAL TO ISSUE EQUITY SECURITIES UNDER THE JAMES HARDIE INDUSTRIES EQUITY INCENTIVE PLAN 2001 3Notice of Annual General Meeting 2024

6 7 To consider and, if thought fit, pass the following resolution as an ordinary resolution: That for the purposes of ASX Listing Rule 7.2 (Exception 13) and for all other purposes, the shareholders approve the issue of equity securities under the James Hardie Industries Long Term Incentive Plan, (the 2006 LTIP) as an exception to ASX Listing Rule 7.1 on the basis set out in the Explanatory Notes. APPROVAL TO ISSUE EQUITY SECURITIES UNDER THE JAMES HARDIE INDUSTRIES LONG TERM INCENTIVE PLAN 2006 GRANT OF RETURN ON CAPITAL EMPLOYED RESTRICTED STOCK UNITS Voting Exclusion Statement Voting Exclusion Statement Voting Exclusion Statement In accordance with the ASX Listing Rules, James Hardie will disregard any votes cast in favour of Resolution 6 if they are cast by or on behalf of any person who is eligible to participate in the 2006 LTIP or any associate of that person. In accordance with the ASX Listing Rules, James Hardie will disregard any votes cast in favour of Resolution 5 if they are cast by or on behalf of any person who is eligible to participate in the 2001 EIP or any associate of that person. In accordance with the ASX Listing Rules, James Hardie will disregard any votes cast in favour of Resolution 7 if they are cast by or on behalf of Aaron Erter (who is the only Director eligible to participate in the employee incentive scheme the subject of Resolution 7) or his associates or any associate of those persons. However, a person will not have their votes disregarded if. However, a person will not have their votes disregarded if: However, a person will not have their votes disregarded if: (i) they are acting as a proxy or attorney for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form or form of proxy; (ii) they are the chair of the meeting and are acting as proxy or attorney for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form or form of proxy to vote as the chair decides; or (iii) they are acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: (A) the beneficiary provides written confirmation to them that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and (B) they vote in accordance with the directions on a Voting Instruction Form or otherwise given by the beneficiary. (i) they are acting as a proxy or attorney for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form or form of proxy; (ii) they are the chair of the meeting and are acting as proxy or attorney for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form or form of proxy to vote as the chair decides; or (iii) they are acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: (A) the beneficiary provides written confirmation to them that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and (B) they vote in accordance with the directions on a Voting Instruction Form or otherwise given by the beneficiary. (i) they are acting as a proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions on a Voting Instruction Form or form of proxy; (ii) they are the chair of the meeting and are acting as proxy or attorney for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form or form of proxy to vote as the chair decides; or (iii) they are acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: (A) the beneficiary provides written confirmation to them that the beneficiary is not excluded from voting, and is not an associate of a person To consider and, if thought fit, pass the following resolution as an ordinary resolution: That the award to the Company’s Chief Executive Officer and Director, Aaron Erter, of 160,000 return on capital employed (ROCE) restricted stock units (ROCE RSUs), and his acquisition of ROCE RSUs and ordinary shares of James Hardie (Shares) issuable thereunder is approved under and for the purposes of ASX Listing Rule 10.14, for all purposes in accordance with the terms of the 2006 Long Term Incentive Plan (2006 LTIP) and on the basis set out in the Explanatory Notes. 4Notice of Annual General Meeting 2024

8 Voting Exclusion Statement In accordance with the ASX Listing Rules, James Hardie will disregard any votes cast in favour of Resolution 8 if they are cast by or on behalf of Aaron Erter (who is the only Director eligible to participate in the employee incentive schemes the subject of Resolution 8) or his associates or any associate of those persons. However, a person will not have their votes disregarded if: (i) they are acting as a proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions on a Voting Instruction Form or form of proxy; (ii) they are the chair of the meeting and are acting as proxy or attorney for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form or form of proxy to vote as the chair decides; or (iii) they are acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: (A) the beneficiary provides written confirmation to them that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and (B) they vote in accordance with the directions on a Voting Instruction Form or otherwise given by the beneficiary. GRANT OF RELATIVE TOTAL SHAREHOLDER RETURN RESTRICTED STOCK UNITS To consider and, if thought fit, pass the following resolution as an ordinary resolution: That the award to the Company’s Chief Executive Officer and Director, Aaron Erter, of 250,000 relative total shareholder return (TSR) restricted stock units (Relative TSR RSUs), and his acquisition of Relative TSR RSUs and Shares issuable thereunder is approved under and for the purposes of ASX Listing Rule 10.14, for all purposes in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes. excluded from voting, on the resolution; and (B) they vote in accordance with the directions on a Voting Instruction Form or otherwise given by the beneficiary. To consider and, if thought fit, pass the following resolution as an ordinary resolution: Subject to the appointment of John Pfeifer as a director of the Company, that P Pfeifer be entitled to be issued with Shares under the James Hardie 2020 Non-Executive Director Equity Plan (the NED Equity Plan) for the purposes of ASX Listing Rules 10.14 and 10.15.7 and for all other purposes and on the basis set out in the Explanatory Notes. Voting Exclusion Statement In accordance with the ASX Listing Rules, James Hardie will disregard (i) any votes cast in favour of Resolution 9 if they are cast by or on behalf of John Pfeifer and his associates or any associate of those persons. However, a person will not have their votes disregarded if: (i) they are acting as a proxy or attorney for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form or form of proxy; (ii) they are the chair of the meeting and are acting as proxy or attorney for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form or form of proxy to vote as the chair decides; or (iii) they are acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: (A) the beneficiary provides written confirmation to them that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and (B) they vote in accordance with the directions on a Voting Instruction Form or otherwise given by the beneficiary. 9 ISSUE OF SHARES UNDER THE JAMES HARDIE 2020 NON-EXECUTIVE DIRECTOR EQUITY PLAN Notes on voting and the Explanatory Notes, and a Voting Instruction Form are enclosed. By order of the Board. Aoife Rockett Company Secretary 4 July 2024 5Notice of Annual General Meeting 2024

Voting and Participation in the Annual General Meeting If you are a registered shareholder as at 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 7 August 2024, you may attend, speak and vote, in person or appoint a proxy (who need not be a shareholder) to attend, speak and vote on your behalf, at the AGM in Dublin, Ireland or participate and ask questions while participating via the AGM teleconference. PARTICIPATION IN AGM TELECONFERENCE To participate in the AGM teleconference, please: See VOTING ON THE RESOLUTIONS below for information on how you can vote. AGM DETAILS The AGM will be held at James Hardie’s Corporate Headquarters, 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland, starting at 10:00pm (Dublin time) on Thursday, 8 August 2024 / 7:00am (Sydney time) on Friday, 9 August 2024. The AGM will also be accessible by teleconference at 10:00pm (Dublin time) on Thursday, 8 August 2024 / 7:00am (Sydney time) on Friday, 9 August 2024. Shareholders participating in the AGM by teleconference will be able to ask questions of the Board and the Company’s external auditor, Ernst & Young LLP. You will need to have your Security Holder Reference Number (SRN) or the Holder Identification Number (HIN) (included on your Voting Instruction Form or most recent holding statement) as well as the name of your holding if you intend to ask a question via the teleconference. The following details are also set out on the Shareholder Meetings page on James Hardie’s Investor Relations website (https://ir.jameshardie.com.au/jh/shareholder_meetings.jsp). OPTIONS FOR SHAREHOLDERS UNABLE TO ATTEND AGM dial into the AGM using one of the following numbers; Australia toll free 1800 809 971 / USA toll free 1855 881 1339 or international toll +617 3145 4010; provide the operator with your name and SRN / HIN. passcode: 10038591; and If you have any questions during the teleconference, follow the prompts from the teleconference operator. 6Notice of Annual General Meeting 2024

APPOINTING A PROXY To instruct the appointment of: please complete the relevant section of the Voting Instruction Form and return it to Computershare no later than 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 7 August 2024 using the “Lodgement Instructions” set out on page 9. If you hold more than one Share carrying voting rights, you may instruct the appointment of more than one proxy to attend, speak and vote at the meeting on your behalf provided each proxy is appointed to exercise rights attached to different Shares held by you. a proxy to attend the AGM in person on your behalf (Nominated Proxy); and the Company Secretary in the event your Nominated Proxy does not attend the AGM, VOTING ON THE RESOLUTIONS How you can vote will depend on whether you are: a shareholder; a holder of American Depositary Shares, which trade on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs); or a Nominated Proxy. Voting if you are a shareholder: If you are a shareholder and want to vote on the resolutions to be considered at the AGM, you have the following two options: Option A – If you are not attending the AGM or appointing a Nominated Proxy Follow this option if you do not intend to attend the AGM in person or appoint a Nominated Proxy. You may lodge a Voting Instruction Form directing CHESS Depository Nominees Pty Limited (CDN) (the legal holder of Shares for the purposes of the ASX Settlement Operating Rules) to nominate the Chairman of the AGM as its proxy to vote the Shares underlying your holding of CHESS Units of Foreign Securities (CUFS) that it holds on your behalf. You can submit your Voting Instruction Form as follows: Complete the hard copy Voting Instruction Form and lodge it using the “Lodgement Instructions” set out on page 9; or Complete a Voting Instruction Form using the internet: 1. 2. Go to www.investorvote.com.au. You will need: your Control Number (located on your Voting Instruction Form); and your SRN or HIN for your holding; and your postcode as recorded in the Company’s register. If you lodge the Voting Instruction Form in accordance with these instructions, you will be taken to have signed it. For your vote to count, your completed Voting Instruction Form must be received by Computershare no later than 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 7 August 2024. You will not be able to vote your Shares by way of teleconference. 7Notice of Annual General Meeting 2024

Option B – If you are (or your Nominated Proxy is) attending the AGM If you would like to attend the AGM or appoint a Nominated Proxy to attend the AGM on your behalf, and vote in person, you may use a Voting Instruction Form to direct CDN to nominate: a) you or another person nominated by you (who does not need to be a shareholder) as a Nominated Proxy; and b) the Company Secretary in the event the Nominated Proxy does not attend the AGM, as proxy to vote the Shares underlying your holding of CUFS on behalf of CDN in person at the AGM in Dublin. If the Nominated Proxy does not attend the AGM, the Company Secretary will vote the relevant Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy’s written instructions. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia, or by email to jhxmeetings@computershare.com.au by the earlier of: (i) the time of commencement of voting on the resolutions at the AGM; and (ii) 10:30pm (Dublin time) on Thursday, 8 August 2024 / 7:30am (Sydney time) on Friday, 9 August 2024, then each Company Proxy intends voting in favour of all of the resolutions. For your proxy appointment to count, your completed Voting Instruction Form must be received by Computershare no later than 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 7 August 2024. To obtain a free copy of CDN’s Financial Services Guide, or any Supplementary Financial Services Guide, go to http://www.asx.com.au/documents/settlement/CHESS_Depositary_Interests.pdf or phone 131279 from within Australia or +61 2 9338 0000 from outside Australia to ask to have one sent to you. If you submit a completed Voting Instruction Form to Computershare, but fail to select either of Option A or Option B, you are deemed to have selected Option A. Voting if you hold American Depositary Shares (ADSs): The depositary for ADSs held in James Hardie’s ADR program is Deutsche Bank Trust Company Americas (Deutsche Bank). Deutsche Bank will send the proxy materials to ADS holders on or about 8 July 2024 and advise ADS holders how to give their voting instructions. To be eligible to vote, ADS holders must be the registered or beneficial owner as at 5:00pm US Eastern Daylight Time (US EDT) on 1 July 2024 (the ADS record date). Deutsche Bank must receive any voting instructions, in the form required by Deutsche Bank, no later than 1:00pm (US EDT) on 1 August 2024. Deutsche Bank will endeavour, as far as is practicable, and permitted under applicable law, to instruct that the Shares ultimately underlying the ADSs are voted in accordance with the instructions received from ADS holders. If an ADS holder does not submit any voting instructions, the Shares ultimately underlying the ADSs held by that holder will not be voted. If you do not provide voting instructions, the Shares ultimately underlying your ADSs will not be voted on any resolution for which a broker does not have discretionary authority to vote. Under NYSE rules, brokers that are NYSE member organisations are prohibited from directing the voting of the Shares underlying ADSs held in customer accounts on non-routine matters (such as executive compensation and director elections) if they have not received voting instructions from the beneficial holders. Accordingly, if you are the beneficial owner of Shares underlying ADSs, and your broker holds your ADSs in its name, then you must instruct your broker as to how to vote your Shares. Otherwise, your broker may not vote your Shares. If you do not give your broker voting instructions and the broker does not vote your Shares, this is a “broker non-vote” which is treated as an abstention and does not count toward determining the votes for / against the resolution. 8Notice of Annual General Meeting 2024

Voting if you are a Nominated Proxy: If you are a Nominated Proxy and you do not attend and vote at the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting Instruction Form or form of proxy or, for undirected proxies, in accordance with your written instructions (where provided). If you wish to direct the Company Secretary how to vote any undirected proxies, you must submit your written instructions to the Company Secretary by no later than the earlier of: (i) the time of commencement of voting on the resolutions at the AGM; and (ii) 10:30pm (Dublin time) on Thursday, 8 August 2024 / 7:30am (Sydney time) on Friday, 9 August 2024, otherwise, if you have not provided written instructions to the Company Secretary by such time, then the Company Secretary intends voting in favour of all of the resolutions. LODGEMENT INSTRUCTIONS Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods: a) by post to GPO Box 242, Melbourne, Victoria 3001, Australia; b) by delivery to Computershare at Level 5, 115 Grenfell Street, Adelaide SA 5000, Australia; c) online at www.investorvote.com.au; d) for Intermediary Online subscribers only (custodians), online at www.intermediaryonline.com; or e) by facsimile to 1300 534 987 from inside Australia or +61 3 9473 2408 from outside Australia. Written instructions to the Company Secretary (if required) may be lodged by the Nominated Proxy with Computershare using one of the following methods: a) by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia; or b) by email to jhxmeetings@computershare.com.au. If the Nominated Proxy is a corporate and the written instructions will be submitted by a representative of the corporate, the appropriate ‘Certificate of Appointment of Corporate Representative’ form will need to be provided along with the written instructions. A form of certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab and then click on ‘Printable Forms’. NO VOTING AVAILABLE IN AGM TELECONFERENCE You will not be able to vote by way of teleconference. If you wish for your vote to count, you must follow the instructions set out above. 9Notice of Annual General Meeting 2024

References to shareholders in this Notice of Meeting, including these Explanatory Notes, include references to all the shareholders of James Hardie acting together, and include holders of CUFS, holders of ADSs, holders of Shares and members of the Company within the meaning of the Irish Companies Act 2014, except where describing how each group of shareholders may cast their votes. Resolution 1 asks shareholders to receive and consider the financial statements and the reports of the Board and the Company’s external auditor, Ernst & Young LLP, for the year ended 31 March 2024. This resolution will also involve the review by the members of James Hardie’s affairs. The financial statements which are the subject of Resolution 1 are those prepared in accordance with Irish law, US Generally Accepted Accounting Principles (US GAAP) (to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of Irish law) and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), as distinct from the US GAAP consolidated financial statements of the James Hardie Group as set out in the Company’s 2024 Annual Report. Resolution 2 asks shareholders to receive and consider the Remuneration Report for the year ended 31 March 2024. The Company is not required to produce a remuneration report or to submit it to shareholders under Irish, Australian or US law or regulations. However, taking into consideration James Hardie’s Australian and US shareholder base and ASX listing, the Company has voluntarily produced a remuneration report for non-binding shareholder approval for a number of years and currently intends to continue to do so. This report provides information on James Hardie’s remuneration practices in fiscal year 2024 and also voluntarily includes an outline of the Company’s proposed remuneration framework for fiscal year 2025. A brief overview of the financial and operating performance of the James Hardie Group during the year ended 31 March 2024 will be provided during the AGM. Copies of the James Hardie Group’s consolidated Irish financial statements are available free of charge either: James Hardie’s Remuneration Report is set out on pages 30 to 68 of the 2024 Annual Report and can also be found on the Company’s Investor Relations website, https://ir.jameshardie.com.au/. Although this vote does not bind the Company, the Board intends to take the outcome of the vote into consideration when considering the Company’s future remuneration policy. The Board believes it is in the interests of shareholders that the financial statements and the reports of the Board and external auditor for the year ended 31 March 2024 be received and considered and recommends that you vote in favour of Resolution 1. The Board believes it is in the interests of shareholders that the Company’s Remuneration Report for the year ended 31 March 2024 be received and considered and recommends that you vote in favour of Resolution 2. RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2024 RESOLUTION 2 – REMUNERATION REPORT FOR FISCAL YEAR 2024 Recommendation Recommendation a) at the AGM in Dublin, Ireland; b) at the Company’s registered Irish office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland; c) at the Company’s registered Australian office at Level 17, 60 Castlereagh Street, Sydney NSW 2000; or d) on the Company’s Investor Relations website, https://ir.jameshardie.com.au/. TERMINOLOGY Explanatory Notes 10Notice of Annual General Meeting 2024

As part of their review of the composition of the Board, the Board and the Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board. The Board and Nominating and Governance Committee work together to ensure James Hardie puts in place appropriate mechanisms for Board renewal. RESOLUTION 3 – ELECTION / RE-ELECTION OF DIRECTORS Resolution 3(a) asks shareholders to consider the election of John Pfeifer to the Board. Resolution 3(b) asks shareholders to consider the re-election of Persio Lisboa to the Board. Resolution 3(c) asks shareholders to consider the re-election of Suzanne Rowland to the Board. James Hardie’s Articles of Association currently require that directors (other than the Chief Executive Officer) shall be divided into three classes. Each Class III director’s initial term shall expire at the conclusion of the 2024 AGM and thereafter each shall serve in accordance with the Articles of Association. The current Class III directors are Persio Lisboa and Suzanne Rowland. If elected John Pfeifer will be designated as a Class III director. Profiles of the candidates follow: John Pfeifer was appointed as an independent non-executive director of James Hardie in May 2024. He is a member of the Remuneration Committee. Experience: Mr Pfeifer is Oshkosh Corporation’s President and Chief Executive Officer and is a member of the company’s Board of Directors, positions he has held since April 2021. He served as President and Chief Operating Officer from 2019 to 2021. Prior to joining Oshkosh Corporation in 2019, Mr Pfeifer served 13 years with Brunswick Corporation in various leadership positions across Europe, the Middle East, Africa and Asia Pacific, most recently as Senior Vice President and President of Mercury Marine, a global leader in marine propulsion systems, parts and accessories. Earlier in his career, Mr Pfeifer held executive and general management positions with ITT Corporation and Milacron, Inc. He brings over 30 years of senior leadership and global management experience. Mr Pfeifer also serves on the Board of Directors at Froedtert ThedaCare Health, Inc., the National Exchange Bank and Trust in Fond du Lac, Wisconsin, and the National Association of Manufacturers (NAM). Mr Pfeifer holds a bachelor’s degree in economics and Japanese language from the University of Michigan. The Company conducted appropriate background checks into Mr Pfeifer’s background and experience prior to his appointment in May 2024. Directorships of listed companies in the past five years: Current - Director of Oshkosh Corporation (since 2021); Director of The Manitowoc Company, Inc. (since 2016). Last elected: Appointed to the Board in May 2024 and will therefore stand for election at the 2024 AGM. JOHN PFEIFER BA Age: 58 11Notice of Annual General Meeting 2024

Persio Lisboa was appointed as an independent non-executive director of James Hardie in February 2018. He is the Chairman of the Remuneration Committee and is a member of the Nominating and Governance Committee. PERSIO V. LISBOA BS Age: 58 Suzanne B. Rowland was appointed as an independent non-executive director of James Hardie in February 2021. She is a member of the Audit Committee and the Remuneration Committee. Experience: Ms Rowland has extensive senior executive experience leading complex global materials and industrial businesses. She most recently served as Group Vice President of the Industrial Specialties business at Ashland Global Holdings Inc. from 2016 to 2019 where she aligned commercial and asset strategies driving focused profitable growth. Prior to this, Ms Rowland served in separate Vice President and General Manager roles in Tyco International plc between 2009 and 2015 where she led significant improvement in customer relationships, market position, and operational execution. Before joining Tyco, Ms Rowland worked for Rohm and Haas Company for over twenty years, where she held multiple senior executive roles including leading the global Adhesives division and Procurement & Logistics for the company. Directorships of listed companies in the past five years: Current - Director of Sealed Air Corporation (since 2020); Former - Director of SPX Flow, Inc. (2018-2022); Director of L.B. Foster Co. (2008-2022). Last elected: August 2021 SUZANNE B. ROWLAND MS, BS Age: 62 Explanatory Notes (Continued) Experience: Mr Lisboa has extensive senior executive experience. He served as President and Chief Executive Officer of Navistar, Inc. (Navistar), a leading manufacturer of commercial trucks, buses, defense vehicles and engines, a position he held from July 2020 to September 2021, when he decided to retire. Prior to that position, Mr Lisboa served at Navistar as Executive Vice President and Chief Operating Officer from March 2017 to July 2020, President of Operations from November 2014 to March 2017, Chief Procurement Officer from October 2011 to November 2014, and several other key senior leadership positions since 2005. Prior to these, Mr Lisboa held various senior leadership positions within Navistar’s South American operations. Mr Lisboa began his career at Maxion International Motores Brasil in 1986. Directorships of listed companies in the past five years: Current - Director of J.B. Hunt Transport Services, Inc. (since 2024). Other: Director of Ascendance Trucks, LLC. (since 2024); Director of Allegiance Trucks, LLC. (since 2024); resident of the United States. Last elected: August 2021 12Notice of Annual General Meeting 2024

13Notice of Annual General Meeting 2024 The Board, on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that John Pfeifer be elected as a director of the Company and recommends (with John Pfeifer abstaining from voting in respect of their own election) that you vote in favour of Resolution 3(a). The Board, having assessed the performance of Persio Lisboa and Suzanne Rowland, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that Persio Lisboa and Suzanne Rowland be re-elected as directors of James Hardie, and recommends (with Persio Lisboa and Suzanne Rowland abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(b) and 3(c). Recommendation Resolution 4 asks shareholders to give authority to the Board to fix the external auditor’s remuneration. Ernst & Young LLP were first appointed external auditors for the James Hardie Group for the year ended 31 March 2009. A summary of the external auditor’s remuneration during the fiscal year ended 31 March 2024, as well as non- audit fees paid to Ernst & Young LLP are set out on page 148 of the 2024 Annual Report. The Audit Committee periodically reviews Ernst & Young LLP’s performance and independence as external auditor and reports its results to the Board. A summary of Ernst & Young LLP’s interaction with James Hardie, the Board and the Board Committees is set out on page 88 of the 2024 Annual Report. The Board believes it is in the interests of shareholders that the Board be given authority to fix the external auditor’s remuneration for the fiscal year ended 31 March 2025 and recommends, on the recommendation of the Audit Committee that you vote in favour of Resolution 4. Recommendation RESOLUTION 4 – AUTHORITY TO FIX THE EXTERNAL AUDITOR’S REMUNERATION Resolution 5 asks shareholders to approve the proposed issue of equity securities under the 2001 EIP as an exception to ASX Listing Rule 7.1. The 2001 EIP was originally approved at the 2001 AGM and was re-approved most recently by shareholders at the 2021 AGM. RESOLUTION 5 – APPROVAL TO ISSUE EQUITY SECURITIES UNDER THE JAMES HARDIE INDUSTRIES EQUITY INCENTIVE PLAN 2001 The 2001 EIP provides for a range of potential entitlements that may be granted to employees who are eligible to participate in the 2001 EIP (Eligible Persons). Plan Rules A copy of the 2001 EIP Plan Rules is available free of charge: a) at the AGM in Dublin, Ireland; b) at the Company’s registered Irish office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland; c) at the Company’s registered Australian office at Level 17, 60 Castlereagh Street, Sydney NSW 2000; and d) on the Company’s Investor Relations website, https://ir.jameshardie.com.au aligning the interests of employees and shareholders; a summary of the terms of the scheme; a voting exclusion statement. matching employee rewards under the 2001 EIP with the long-term performance of the Company; and the number of equity securities issued under the scheme since the entity was listed or the date of the last approval under this rule for the purposes of ASX Listing Rule 7.2 (Exception 13); helping to attract and retain employees. the maximum number of equity securities proposed to be issued under the scheme following the approval; and 14Notice of Annual General Meeting 2024 The 2001 EIP is a key component of the Company’s compensation arrangements for James Hardie Group employees. It provides flexibility in the type of equity awards which can be used to deliver long-term shareholder alignment. The Board believes that this flexibility is important given the Company’s international operations and will continue to allow it to tailor rewards to such employees and maximise returns to shareholders over the long-term by: Under the 2001 EIP, the Company may grant Awards to eligible employees in the form of any Nonstatutory Stock Option, Performance Award, Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, Stock Payment, Stock Bonus, Stock Sale, Dividend Equivalent, or Other Stock-Based Benefit, as such terms are defined in the 2001 EIP and described below. Overview of the 2001 EIP Persons eligible to receive equity incentives under the 2001 EIP are select employees of the Company. The 2001 EIP provides continuing flexibility for the Company to award equity-based compensation that meets the ongoing objective of aligning compensation with shareholder value. Operation of the 2001 EIP Subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of equity securities that a listed Company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period (15% Placement Capacity). ASX Listing Rule 7.2, Exception 13, operates as one of the exceptions to ASX Listing Rule 7.1. This rule provides that issues of securities under an employee incentive scheme are exempt from ASX Listing Rule 7.1 if, within three years before the issue of such securities, the holders of the entity’s ordinary securities approved the issue of equity securities under the scheme as an exception to the rule. The notice of meeting must have included: Accordingly, Resolution 5 seeks approval from shareholders of the Company pursuant to ASX Listing Rule 7.2 (Exception 13) for the issue of equity securities under the 2001 EIP as an exception to ASX Listing Rule 7.1. The effect of shareholder approval under ASX Listing Rule 7.2, Exception 13 is that any issues of securities under the 2001 EIP are treated as having been made with the approval of shareholders for the purposes of ASX Listing Rule 7.1. Approval under ASX Listing Rule 7.2, Exception 13 lasts for a period of three years. If Resolution 5 is passed, the Company will be able to issue securities to employees, including our Executives, under the 2001 EIP without reducing any of the Company’s 15% Placement Capacity and without shareholder approval under ASX Listing Rule 7.1. If Resolution 5 is not passed, the 2001 EIP will remain effective and the Company may still issue securities to Participants under the 2001 EIP. Any issue without shareholder approval will reduce, to that extent, the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 for 12 months following the issue. ASX Listing Rules

15Notice of Annual General Meeting 2024 Requirements under the ASX Listing Rules In accordance with the requirements of ASX Listing Rule 7.2, Exception 13, the following information is provided. A summary of the material terms of the 2001 EIP is set out below. The 2001 EIP was most recently amended and the subject of shareholder approval for proposed issues of securities during the ensuing three year period by shareholders at the Company’s 2021 Annual General Meeting as noted above. As of the date of this Notice of Meeting, 2,102,672 of equity securities have been issued under the 2001 EIP since the 2001 EIP was last approved by shareholders on 27 August 2021. The maximum number of equity securities proposed to be issued under the 2001 EIP pursuant to the grant of Awards within the three year period from the date of the passing of Resolution 5 is 4,000,000 equity securities. The maximum number is not intended to be a prediction of the actual number of Shares to be issued under the 2001 EIP, simply a ceiling for the purposes of ASX Listing Rule 7.2 (Exception 13(b)). A voting exclusion statement has been included in the Notice of Meeting for this Resolution 5. General The term “equity securities” as used in this Resolution 5 and for purposes of the 2001 EIP includes an equivalent number of CUFS and/or ADRs in lieu of all or a portion of such number of ordinary shares, provided that that such equivalent number of ADRs or CUFS shall be proportionately adjusted as determined by the Administrator to account for the applicable ratio of ordinary shares in relation to such ADRs or CUFS. The ordinary shares which may be earned under the various Awards may be issued as new ordinary shares or purchased by the Company on-market. Administration of the 2001 EIP The 2001 EIP is administered by the Board or a committee of one or more Board members appointed by the Board (Committee). The Board or Committee may also delegate to a committee of one or more Company officers (Officer Committee) the authority to grant Awards to individuals who are not serving on the Officer Committee, and subject to the additional limitations set forth in the 2001 EIP and such delegation of authority. The Board, Committee and Officer Committee have concurrent authority to administer the 2001 EIP (Administrator). Subject to the terms of the 2001 EIP, the Administrator determines the eligible employees who will receive Awards, the number of Shares subject to such Awards, the amount of any exercise price, strike price or purchase price for the Shares subject to Awards, and the vesting and other terms and conditions of Awards which will be set forth in applicable Award agreement approved by the Administrator for the Award at the time of grant and distributed to the grantee. Subject to the limitations set forth in the Plan, applicable listing requirements and subject to compliance with applicable laws, the Administrator has the authority to amend the Plan and outstanding Awards. Repricing; Cancellation and Re-Grant of Stock Awards Under the 2001 EIP, the Administrator does not have the authority to reprice any outstanding Stock Option or Stock Appreciation Right by reducing the exercise, purchase, or strike price of the Stock Option or Stock Appreciation Right or to cancel any outstanding Stock Option or Stock Appreciation Right that has an exercise price greater than the current fair market value of Shares in exchange for cash or other stock awards or otherwise reprice such Awards without obtaining the approval of our shareholders. Types and General Terms of Awards Awards may be granted under the 2001 EIP pursuant to Award agreements adopted by the Administrator.

16Notice of Annual General Meeting 2024 Awards granted under the 2001 EIP may “vest” or in the case of Stock Options and Stock Appreciation Rights, may become exercisable at the rate determined by the Administrator and specified in the applicable Award agreement. Equity securities covered by different Awards granted under the 2001 EIP may be subject to different vesting schedules as the Administrator may determine. The Administrator also has flexibility to provide for accelerated vesting of Awards in certain events. No dividends or Dividend Equivalents may be paid on unearned Performance Awards. Non Assignability. No Award is assignable or transferable except: (a) by will or by the laws of descent and distribution; or (b) upon dissolution of marriage pursuant to a qualified domestic relations order or similar order by a court of competent jurisdiction or, in the discretion of the Administrator and under circumstances that would not adversely affect the interests of the Company, transfers for estate planning purposes or pursuant to a nominal transfer that does not result in a change in beneficial ownership. During the lifetime of an employee, an Award granted to such person will be exercisable only by the employee (or the employee‘s permitted transferee) or such person‘s guardian or legal representative. The following is a description of the permissible terms of the types of Awards that may be granted under the 2001 EIP. The terms of actual Awards may be more restrictive as to any or all of the permissible terms described below. Stock Options The 2001 EIP does not provide for the grant of incentive stock options. Stock Options granted under the 2001 EIP are nonstatutory stock options. Exercise Price. The exercise price of Stock Options may not be less than 100 percent of the fair market value of the Shares subject to the Stock Option on the date of grant. Consideration. Acceptable forms of consideration for the purchase of Shares pursuant to the exercise of a Stock Option granted under the 2001 EIP will be determined by the Administrator and may include any combination of the following: (1) cash, (2) payment pursuant to broker assisted “cashless exercise” program (3) a loan arrangement, or (4) other consideration approved by the Administrator and permissible under applicable law. Term. The term of Stock Options granted under the 2001 EIP may not exceed ten years. Termination of Service. Except as explicitly provided otherwise in an employee’s Stock Option agreement or other written agreement with us, Stock Options granted under the 2001 EIP generally terminate 90 days after termination of the employee’s service unless (1) termination is due to the employee’s death, retirement or permanent disability, in which case the stock option will fully accelerate vesting and may be exercised up to two years after the date of death, retirement or permanent disability; or (2) the employee is terminated for just cause, in which case the Stock Option will cease to be exercisable immediately upon the employee’s termination. In the event of a redundancy termination, Stock Options will accelerate vesting as of the date of termination as if the employee had continued employed through the last day of the calendar year in which the termination occurred. Any Stock Options that are not vested as of the date of termination (after giving effect to any vesting acceleration applicable upon termination, are automatically forfeited on the date of termination. In no event may a Stock Option be exercised after its original expiration date. For purposes of the 2001 EIP, “just cause” generally means (i) the refusal of the employee to carry out reasonable directions provided to the employee by the Board, the President or Chief Executive Officer of the Company, or any other person who has authority to so direct the employee; (ii) the commission of a grossly negligent act by the employee in the performance of his or her duties which injures the Company; (iii) the commission of theft from the Company by the employee; (iv) a material violation of any policy of the Company which injures the Company; (v) the conviction of the employee of violating a criminal law that involves the commission of a felony or other crime that involves moral turpitude; (vi) the performance of services by the employee for any other person or entity that, in the judgment of the Chief Executive Officer of the Company

17Notice of Annual General Meeting 2024 or other senior executive officer designated by the Administrator, competes with the Company or an Affiliated Entity, or is otherwise prejudicial to or in conflict with the business or interests of the Company or its Affiliated Entities, while the employee is employed by the Company and without the prior written approval of the Chief Executive Officer of the Company. In all cases, any determination that there may be “just cause” for termination of the Chief Executive Officer will be determined by the Board. Stock Appreciation Rights Each Stock Appreciation Right is denominated in Share equivalents. Upon exercise of a Stock Appreciation Right, we will pay the employee an amount equal to the excess of (a) the aggregate fair market value on the date of exercise of a number of Share equivalents with respect to which the employee is exercising the Stock Appreciation Right, over (b) the strike price determined by the Administrator on the date of grant. The appreciation distribution upon exercise of a Stock Appreciation Right may be paid in cash, Shares, a combination of cash and Shares, or any other form of consideration determined by the Administrator. The strike price of each Stock Appreciation Right will be determined by the Administrator but will in no event be less than 100 percent of the fair market value of Shares on the date of grant. Stock appreciation rights vest and become exercisable at the rate specified in the Stock Appreciation Right agreement as determined by the Administrator. The term of Stock Appreciation Rights granted under the 2001 EIP may not exceed ten years. Stock appreciation rights will be subject to the same conditions upon termination of an employee’s service as Stock Options under the 2001 EIP. Restricted Stock Awards Awards of Restricted Stock provide for an immediate issuance of Shares which will be forfeited back to the Company if the vesting requirements of the Award are not met. Generally, Restricted Stock is granted in consideration of the employee’s services and there is no purchase price that is paid for the Shares. Payment of any required purchase price may be made in any legal form acceptable to the Administrator, Generally, Restricted Stock that has not vested will be automatically forfeited upon the employee’s termination of continuous service with us for any reason. Restricted Stock Unit Awards Restricted Stock Unit Awards or RSUs represent the right to be issued Shares or their equivalent cash value on a future date subject to satisfaction of the vesting criteria by such date. We will settle vested RSUs by delivery of our Shares, by cash, by a combination of cash and Shares as determined by the Administrator and set forth in the RSU agreement. Generally, RSUs that have not vested will be forfeited upon the employee’s termination of continuous service for any reason. Performance Awards The 2001 EIP allows us to grant Performance Awards that may be settled in Shares, cash, or a combination thereof. Performance Awards may be granted, vest or be exercised based upon the attainment during a specified period of time of specified performance goals. The length of any performance period, the performance goals to be achieved during the performance period and the measure of whether and to what degree such performance goals have been attained will be determined by the Administrator. Stock Payment, Stock Bonus, Stock Sale, Dividend Equivalent, or Other Stock-Based Benefits The Administrator may grant other Awards for Shares and other Awards with terms that are based in whole or in part by reference to the value of Shares. Subject to the provisions of the 2001 EIP, the Administrator will determine the terms and conditions of such Awards which may be granted either alone or in addition to other Awards granted under the 2001 EIP. Changes to Capital Structure In the event of certain changes to the outstanding Shares without our receipt of consideration (whether through a stock split or other specified change in our capital structure), the Administrator will appropriately adjust: (1) the class(es) and maximum number of Shares subject to the 2001 EIP; and (2) the class(es) and number of Shares and the price per Share subject to outstanding Awards.

18Notice of Annual General Meeting 2024 Effect of Change in Control In the event of a change in control, outstanding Awards will be subject to the definitive agreement entered into by the Company in connection with the change in control. Subject to applicable law and listing rules, the Administrator may determine to accelerate the vesting, exercisability or settlement of any Award, assume, substitute or convert any Award into a substantially equivalent award with respect to the acquiring or parent entity’s securities, or cancel any Award in exchange for cash, securities or property. Awards that will not be assumed, substituted or converted, or cancelled in exchange for rights to receive payments of change in control consideration, will generally automatically accelerate vesting and exercisability prior to the change in control. Unless otherwise provide in the employee’s agreement with the Company, to the extent an employee holds unvested Awards or unvested rights to receive change in control consideration payments in respect of cancelled Awards and the employee is terminated in connection with the change in control, the vesting of such Awards will immediately accelerate in full. For such purposes, an employee’s termination in connection with a change in control means a termination of employment which occurs within two years of the change in control as a result of (i) such employee’s removal from employment by, or resignation of employment upon the request of, a party exercising practical voting control over the Company following the change in control or a person acting upon authority or at the instruction of such party; or (ii) the elimination of the employee’s position as a result of a reduction in force made to reduce over capacity or unnecessary duplication of personnel and the employee is not offered a replacement position with compensation substantially similar to the compensation in effect immediately before the change in control; or (iii) the employee terminates employment because he or she is forced to relocate to a work place more than 50 miles away from his or her work place before the change in control. For purposes of the 2001 EIP, change in control generally means: (i) the acquisition by a person or entity of more than 30 percent of our combined voting power; (ii) when a majority of our Board becomes comprised of individuals whose nomination, appointment, or election was not approved by a majority of our Board members or their approved successors (iii) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our assets; or (iv) our complete dissolution or liquidation. Plan Duration and Termination The 2001 EIP will continue in effect until terminated by the Administrator. The Administrator may terminate the 2001 EIP (or any part of it) at any time, provided all Awards made under the 2001 EIP prior to such termination remain in effect until they have been satisfied or terminated in accordance with their terms and the 2001 EIP. Recommendation The Board believes that the 2001 EIP is an appropriately designed equity-based employee incentive scheme, capable of attracting, motivating and retaining employees is aligned with the ultimate goal of delivering long- term shareholder value, and recommends that you vote in favour of Resolution 5.

19Notice of Annual General Meeting 2024 Resolution 6 asks shareholders to approve the proposed issue of equity securities in accordance with the 2006 LTIP, as an exception to ASX Listing Rule 7.1. The 2006 LTIP was originally approved at the 2006 AGM and was most recently reapproved at the 2021 AGM. The 2006 LTIP provides for a range of potential entitlements to be paid to employees who are eligible to participate in the 2006 LTIP (Participants). One of the Participants is Aaron Erter, the CEO. The benefits to be provided to the CEO under the 2006 LTIP in respect of fiscal year 2025 are the subject of Resolution 7 and Resolution 8. Plan Rules A copy of the 2006 LTIP Plan Rules is available free of charge: a) at the AGM in Dublin, Ireland; b) at the Company’s registered Irish office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland; c) at the Company’s registered Australian office at Level 17, 60 Castlereagh Street, Sydney NSW 2000; and d) on the Company’s Investor Relations website. http://www.ir.jameshardie.com.au/. The 2006 LTIP is a key component of the Company’s compensation arrangements for employees selected for participation. It provides flexibility in the type of equity award which can be used to deliver long-term shareholder alignment. The Board believes that this flexibility is important given the Company’s international operations and will continue to allow it to tailor rewards to Participants and maximise returns to shareholders over the long-term by: aligning the interests of Participants and shareholders; matching Participants rewards under the 2006 LTIP with the long-term performance of the Company; and helping to attract and retain employees. Under the 2006 LTIP, the Company may offer eligible employees both cash-settled awards (Awards) and stock- settled RSUs (together referred to as Entitlements). Operation of the 2006 LTIP The rules of the 2006 LTIP (Plan Rules) explain the general terms of the 2006 LTIP which apply to grants of each type of Entitlement. The Plan Rules include a separate sub-plan (Sub-Plan) setting out the terms and conditions for each type of Entitlement, as well as a separate Sub-Plan with additional conditions that apply to offers of Entitlements to US Participants. Selected Participants will be granted either a specified number of Entitlements, or a number of Entitlements calculated by reference to a US$ amount of long-term incentive and the fair value of the Entitlement to be granted. A grant of Entitlements under the 2006 LTIP is subject to the Plan Rules and the terms of the specific grant. The Board administers the 2006 LTIP in accordance with the Plan Rules and the terms and conditions of the specific grants to Participants. ASX Listing Rules Subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of equity securities that a listed Company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period (15% Placement Capacity). ASX Listing Rule 7.2, Exception 13, operates as one of the exceptions to ASX Listing Rule 7.1. This rule provides that issues of securities under an employee incentive scheme are exempt from ASX Listing Rule 7.1 if, within 3 years before the issue of such securities, the holders of the entity’s ordinary securities approved the issue of equity securities under the scheme as an exception to the rule. The notice of meeting must have included: RESOLUTION 6 - APPROVAL TO ISSUE EQUITY SECURITIES UNDER THE JAMES HARDIE INDUSTRIES LONG TERM INCENTIVE PLAN 2006

20Notice of Annual General Meeting 2024 a summary of the terms of the scheme; the number of equity securities issued under the scheme since the entity was listed or the date of the last approval under this rule for the purposes of ASX Listing Rule 7.2 (Exception 13); the maximum number of equity securities proposed to be issued under the scheme following the approval; and a voting exclusion statement. Accordingly, Resolution 6 seeks approval from shareholders of the Company pursuant to ASX Listing Rule 7.2 (Exception 13) for the issue of equity securities under the 2006 LTIP as an exception to ASX Listing Rule 7.1. The effect of shareholder approval under ASX Listing Rule 7.2, Exception 13 is that any issues of equity securities under the 2006 LTIP are treated as having been made with the approval of shareholders for the purposes of ASX Listing Rule 7.1. Approval under ASX Listing Rule 7.2, Exception 13 lasts for a period of three years. If Resolution 6 is passed, the Company will be able to issue equity securities to Participants under the 2006 LTIP without reducing any of the Company’s 15% Placement Capacity and without shareholder approval under ASX Listing Rule 7.1. If Resolution 6 is not passed, the 2006 LTIP will instead remain effective and the Company may still issue equity securities to Participants under the 2006 LTIP. Any issue without shareholder approval will reduce, to that extent, the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 for 12 months following the issue. Requirements under the ASX Listing Rules In accordance with the requirements of ASX Listing Rule 7.2, Exception 13, the following information is provided. A summary of the material terms of the 2006 LTIP is set out below. Previous Allotments Since the 2006 LTIP was last approved by shareholders at the 2021 AGM, the following RSU grants have been made: The maximum number of equity securities proposed to be issued under the 2006 LTIP within the three year period from the date of the passing of this Resolution 6 is 4,500,000 equity securities. The maximum number is not intended to be a prediction of the actual number of equity securities to be issued under the 2006 LTIP, simply a ceiling for the purposes of ASX Listing Rule 7.2 (Exception 13(b)). A voting exclusion statement has been included in the Notice of Meeting for Resolution 6. General The term “equity securities” as used in Resolution 6 and for the purposes of the 2006 LTIP includes an equivalent number of CUFS and/or ADRs in lieu of all or a portion of such number of Shares, provided that that such equivalent number of ADRs or CUFS shall be proportionately adjusted as determined by the Board to account for the applicable ratio of Shares in relation to such ADRs or CUFS. The Shares which may be earned under the various Entitlements may be issued as new Shares or purchased by the Company on-market. The Company will not provide loans in relation to the issue of Entitlements under the 2006 LTIP. ROCE RSUs Relative TSR RSUs FY2024 268,009 724,536 FY2024 176,624 459,831

21Notice of Annual General Meeting 2024 Specific provisions under US law US law contains specific provisions dealing with compensation for employees, which are relevant to the Company. Consequently, since a number of Participants in the 2006 LTIP have been and will be US Participants, a separate Sub-Plan with additional conditions applicable to US Participants is provided. Generally, the 2006 LTIP is designed to comply with applicable tax laws and regulations. Grants of Entitlements and performance hurdles The vesting of Entitlements granted to all Participants under the 2006 LTIP may be conditional on the achievement of performance hurdles set out in the terms of the specific grant. Brief summary of each Sub-Plan The following is a brief summary of the operation of each of the Sub-Plans. Award Sub-Plan The Award Sub-Plan involves cash-settled awards rather than the acquisition of Shares or other securities by Participants. A grant of Awards to a particular Participant is subject to the Plan Rules and the terms of the specific grant. As the Award Sub-Plan does not involve any issue of securities by the Company, shareholder approval of this aspect of the 2006 LTIP is not required. However, it is included here for the information of shareholders. In general, the terms and conditions for grants of Awards are the same as those for grants of RSUs (described below). More information about the grant of Awards which are proposed to be made during fiscal year 2025 is set out in the Remuneration Report for the year ended 31 March 2024. RSU Sub-Plan A summary of the terms and conditions that apply specifically to RSUs is set below. Entitlement – Each RSU granted to a Participant will entitle the Participant to be issued or transferred one Share, subject to the RSU vesting. The Company may put the Participant in contact with a broker who will arrange with the Participant to sell the Shares and provide the cash proceeds on or after the date the RSU has vested. Price payable by a Participant to the Company on issue of the RSU and on vesting of RSU is zero – RSUs will be granted to the Participant for no consideration. Participants will be entitled to receive Shares upon vesting of their RSUs for no consideration. Transferability/assignability – RSUs cannot be transferred or assigned by a Participant except in limited circumstances. Sub-division, consolidation, reduction or return – If the Company conducts any share capital re-organisation, including by sub-dividing, consolidating, reducing or returning capital, the Board may make an appropriate and proportionate adjustment to the number of Shares which will be issued or transferred upon vesting of an RSU in accordance with any applicable listing rules. Voting, participation and dividend entitlements – RSUs carry no entitlement to vote, participate in new issues of Shares or accrue dividends. When RSUs vest and lapse – Each grant of RSUs will have an expiry date. Depending on the circumstances in which a Participant ceases employment with the Company or a related body corporate prior to the end of the RSU vesting period, unvested RSUs will, unless the terms of grant state otherwise, vest or lapse as follows: termination for cause – any unvested RSUs will lapse and be forfeited. voluntary resignation – no RSUs will accelerate vesting unless otherwise determined by the Board and any unvested RSUs will lapse and be forfeited as provided below.

22Notice of Annual General Meeting 2024 other termination of employment prior to one year of continued employment - no RSUs will accelerate vesting unless otherwise determined by the Board and any unvested RSUs will lapse and be forfeited as provided below. involuntary termination not for cause, or due to death, retirement, permanent disability or redundancy in each case where such qualifying termination occurs after one year of continued employment- a pro-rata number of unvested RSUs will vest automatically on the relevant day in accordance with the procedures approved by the Company for such calculation, and which shall generally be determined by reference to the total number of days over which any remaining unsatisfied service based vesting condition was to be satisfied and the total number of days that the Participant was employed during the vesting period. All of the remaining unvested RSUs that do not accelerate vesting automatically will lapse and be forfeited unless the Board, in its discretion, determines that the RSUs will instead vest. Control Event – if a Control Event occurs prior to the RSUs vesting, the Board may determine at its absolute discretion, and subject to any conditions that it determines, that all or a portion of the RSUs have vested; and any RSUs held by a Participant which the Board has not accelerated so that they are vested following a Control Event will lapse, and the Participant will be treated as having never held any right or interest in those RSUs. For these purposes “Control Event” means any of the following: a takeover bid is made to acquire the whole of the issued ordinary share capital of the Company and the takeover bid is recommended by the Board or becomes unconditional; a transaction is announced by the Company which, if implemented, would result in a person owning all the issued Shares in the Company; a person owns or controls sufficient Shares to enable them to influence the composition of the Board; or any other similar event has occurred or is likely to occur (including, but not limited to, a merger of the Company with another company), which the Board determines, in its absolute discretion, to be a Control Event. Board discretion – The Board may in its absolute discretion (on any conditions which it thinks fit) decide that some or all of the unvested RSUs held by a Participant will not lapse and be forfeited as scheduled, but are eligible to vest at a time and subject to any conditions it may specify by notice to the Participant, which may include that the RSU will vest immediately or at some time in the future depending on satisfaction of performance hurdles, and the RSU will lapse if such conditions are not satisfied. The Board will not exercise this discretion in circumstances where the Participant is terminated for cause (including for fraud or dishonesty). The Board may delegate the discretion to the Remuneration Committee. Sub-Plan relating to grants to US Participants A summary of the key features of the long-term incentive arrangements for grants of Awards and / or RSUs to US Participants is set out below. A grant under this Sub-Plan to a particular US Participant is subject to the Plan Rules and the terms of the specific grant. Awards – The Sub-Plan provides for grants of cash-settled Awards to US Participants. RSUs – The Sub-Plan provides for grants of RSUs to US Participants. Restrictions – The Sub-Plan sets out a number of restrictions in relation to grants to US Participants, which affect the term, time, form and method of settlement and form and timing of payment of any such grant. There are also particular restrictions relating to US-specific taxation law. Terms – The Sub-Plan incorporates the other Sub-Plans, subject to the extent of any inconsistency.

23Notice of Annual General Meeting 2024 Limits on number of Shares that can be issued The Board will not grant RSUs if the aggregate number of Shares involved, when added to the number of Shares which would be issued if all outstanding RSUs vested, (but disregarding grants made or Shares issued to a person, where the person was situated outside Australia at the time the offer was made) would exceed 5% of the total number of issued Shares at the date on which the Board proposed to grant RSUs. Administration of the 2006 LTIP Any power or discretion which is conferred on the Board under the 2006 LTIP may be delegated by the Board to a committee consisting of directors, other officers, or employees of the Company as the Board thinks fit. The Remuneration Committee has the authority to interpret the 2006 LTIP and any documents used to evidence Entitlements, to determine the terms and conditions of Entitlements, and to make all other determinations necessary or advisable for the administration of the 2006 LTIP. Shareholder approval If the applicable Listing Rules require shareholder approval for the granting of Entitlements, no Entitlements will be granted before that approval is obtained. Summary of the reasons for seeking shareholder approval Shareholder approval of the 2006 LTIP is sought for all purposes under the ASX Listing Rules. Under ASX Listing Rule 7.1 the Company may not issue securities in respect of more than 15% of its issued share capital in any 12-month period without shareholder approval (subject to limited exceptions). Where shareholders have approved the issue of equity securities under an employee share plan within the three years preceding the issue pursuant to Exception 9 of ASX Listing Rule 7.2, as an exception to ASX Listing Rule 7.1, those equity securities would not be counted towards the 15% limit. As the 2006 LTIP was most recently approved at the 2021 AGM, shareholder approval is sought for the continued grant of Entitlements and issue of equity securities generally under the 2006 LTIP (as amended). Recommendation The Board believes that the 2006 LTIP is an appropriately designed equity-based employee incentive scheme, capable of attracting, motivating and retaining key employees and driving the improved performance of the Company, and recommends that you vote in favour of Resolution 6. RESOLUTION 7 – GRANT OF ROCE RSUS Resolution 7 asks shareholders to approve the grant of ROCE RSUs under the 2006 LTIP under and for the purposes of ASX Listing Rule 10.14 to James Hardie’s Director and Chief Executive Officer, Aaron Erter. The Remuneration Committee has allocated the Long-Term Incentive (LTI) target of the Chief Executive Officer (and each senior executive) between the following three components to ensure that the reward is based on a diverse range of factors which validly reflect longer term performance, as well as provide an appropriate incentive to ensure senior executives focus on the key areas which will drive shareholder value creation over the medium and long-term: 25% to ROCE RSUs – an indicator of James Hardie’s capital efficiency over time; 25% to Relative TSR RSUs – an indicator of James Hardie’s performance relative to its US peers; and 50% to Scorecard LTI – an indicator of each senior executive’s contribution to James Hardie achieving its long-term strategic goals.

24Notice of Annual General Meeting 2024 As the Board and Remuneration Committee believe the LTI program is achieving the stated objectives, that management understands the current LTI program and continues to be motivated by it and the LTI components for fiscal year 2025 are materially consistent with the components for fiscal year 2024. Reasons for ROCE RSUs ROCE RSUs shall vest if James Hardie’s ROCE performance meets or exceeds ROCE performance hurdles over a three-year period, subject to the exercise of negative discretion by the Remuneration Committee. James Hardie introduced ROCE RSUs in fiscal year 2013 once the US housing market had stabilised to an extent which permitted the setting of multi-year financial metrics. As James Hardie funds capacity expansions and market initiatives in the US, Asia Pacific and Europe, it is important that management focuses on ensuring that the Company continues to achieve strong ROCE results while pursuing growth. Upon vesting, ROCE RSUs shall be settled in CUFS on a 1-to-1 basis. ROCE RSU changes for fiscal year 2025 The FY25 ROCE RSUs have the same design and hurdles (or payout scale) as the FY24 ROCE RSUs. Key aspects of ROCE RSUs Goal Setting: ROCE performance hurdles for the ROCE RSUs are based on historical results and take into account the forecasts for the US and Asia Pacific housing markets. By way of reference, the three-year average ROCE result for fiscal years 2022, 2024 and 2024 was 51.1%. ROCE Definitions: the ROCE measure will be determined by dividing adjusted earnings before interest and tax (Adjusted EBIT) by adjusted capital employed (Adjusted Capital Employed) each as further explained below. The Adjusted EBIT component of the ROCE measure will be determined as follows. Earnings before interest and taxation (EBIT) as reported in James Hardie’s financial results, adjusted by: excluding the earnings impact of legacy issues (such as asbestos adjustments); and adding back asset impairment charges and excluding performance from any business held for sale in the relevant period, unless otherwise determined by the Remuneration Committee. The Adjusted Capital Employed component of the ROCE measure will be determined as follows: total assets minus current liabilities, as reported in James Hardie’s financial results, adjusted by: excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee; adding back leasehold assets for manufacturing facilities and other material leased assets; deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register; excluding performance from any business held for sale; and excluding cash and short-term debt. The resulting Adjusted Capital Employed for each quarter of any fiscal year will be averaged using the balance at the end of each of the four quarters of each fiscal year to better reflect capital employed over the course of a year rather than at a certain point in time. The ROCE result to compare to the performance hurdles will be the average of James Hardie’s ROCE in fiscal years 2025, 2026 and 2027. These definitions have been framed to ensure management is rewarded and held accountable for the aspects over which they have direct influence and control, while not discouraging management from recommending that James Hardie undertake investments that will provide for future Company growth.

25Notice of Annual General Meeting 2024 Grant: The Chief Executive Officer will receive a grant for fiscal year 2025 equal to the maximum number of ROCE RSUs (2.0x target). The number of ROCE RSUs which vest, and the number of Shares ultimately received in 2027 will depend on James Hardie’s ROCE performance in fiscal years 2025 through 2027 together with the Remuneration Committee’s exercise of negative discretion, if exercised. Performance Hurdle and Period: The performance hurdles for ROCE RSUs granted in fiscal year 2025 (for performance in fiscal years 2025 through 2027) are: Performance period: The overall performance period is three years. The ROCE RSUs vest three years from the date of this meeting, subject to performance and the exercise of negative discretion by the Remuneration Committee, if exercised. Conditions and negative discretion: In 2027, the Remuneration Committee will review James Hardie’s performance over the performance period and may exercise negative discretion to reduce the number of ROCE RSUs that would otherwise vest under the ROCE vesting scale above based on the quality of the ROCE returns balanced against management’s delivery of market share growth and performance against certain specified strategic goals and objectives (i.e., the Scorecard). The Remuneration Committee can only exercise negative discretion. It cannot be applied to enhance the reward that can be received. The potential to exercise negative discretion allows the Remuneration Committee to ensure that ROCE returns are not obtained at the expense of long-term sustainability. The Scorecard includes several longer-term measures which the Remuneration Committee believes are important contributors to long-term creation of shareholder value. Each year the Remuneration Committee approves several key objectives and the measures it expects to see achieved for each of these objectives. The fiscal year 2025 Scorecard applicable for the grant of ROCE RSUs (and Scorecard LTI) is set out in the Remuneration Report for the year ended 31 March 2024. The Remuneration Committee considers the goals to be reflective of James Hardie’s overall long-term goals. The Chief Executive Officer’s rating ultimately depends on the Remuneration Committee’s assessment (and the Board’s review) of his contribution to James Hardie in meeting the Scorecard objectives. Although most of the objectives in the Scorecard have quantitative targets, the Board has not allocated a specific weighting to any and the final Scorecard assessment and exercise of negative discretion (if any) will involve an element of judgment by the Remuneration Committee. A different amount of negative discretion is likely to be applied when assessing the Chief Executive Officer’s performance for the Scorecard LTI grants (which only include consideration of Scorecard measures) and ROCE RSUs grants (which involve a broader assessment of the quality of James Hardie’s results). Worked Example The following example uses the Chief Executive Officer’s ROCE RSU LTI target quantum of US$1,525,000 and assume for illustrative purposes, a three-year average ROCE performance of 39%: At grant date, the LTI quantum granted to the Chief Executive Officer in ROCE RSUs is: $6,100,000 LTI target x 25% of LTI target issued in ROCE RSUs x 2.0 target leverage = US$3,050,000 to be granted in ROCE RSUs. At a value of AUD 46.24 per Share, this is equivalent to a maximum grant of 99,457 ROCE RSUs. ROCE < 40.0% ≥ 40.0% but < 43.5% ≥ 43.5% but < 47.0% ≥ 47.0% but < 50.0% ≥ 50.0% Amount of Target ROCE RSUs to Vest 0.0x 0.5x 1.0x 1.5x 2.0x

Based on an average 48.5% ROCE result for the three-year period to fiscal year 2026, 1.5x target would be eligible to vest:

99,457 RSUs x 75% = 74,593 ROCE RSUs.

Note: 1.5x target equals 75% of total ROCE RSUs granted.

At the conclusion of the three-year performance period, the Remuneration Committee will review James Hardie's performance (and decide whether to reduce the number of ROCE RSUs which vest based on its negative discretion).

For illustrative purposes, assuming that the Remuneration Committee determines that 1.0x target (rather than the 1.5x target based on performance against the ROCE performance hurdles) of the Chief Executive Officer's total ROCE RSUs should vest, the Chief Executive Officer would receive:

99,457 RSUs x 50% = 49,729 ROCE RSUs.

Note: 1.0x target equals 50% of total ROCE RSUs granted.

Maximum and actual number of ROCE RSUs

The maximum number of Shares and ROCE RSUs for which approval is sought under this Resolution 7 is 160,000 and is based on the grant that would be made if James Hardie's performance warranted the maximum possible award for fiscal year 2025 (i.e. 2.0x of LTI target) and the Remuneration Committee did not exercise any negative discretion to reduce the number of ROCE RSUs which ultimately are to vest and be settled into Shares.

The actual number of ROCE RSUs granted is determined by dividing the maximum dollar amount granted under the ROCE RSUs portion of the LTI target (which is 2.0x each LTI target) by James Hardie's share price over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution.

In the unlikely event the grant calculation returns an actual number of ROCE RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 7, James Hardie may grant a cash settled award equal in value to the number of ROCE RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the ROCE RSU grant vests in full.

Previous grants

For fiscal year 2025, as Chief Executive Officer of James Hardie, Aaron Erter is eligible to participate in the 2006 LTIP.

The maximum number of ROCE RSUs granted to Aaron Erter since joining James Hardie in September 2022, excluding the grants that are the subject of Resolution 7, is set out in the table below:

DATE OF GRANT	NUMBER GRANTED	VESTING DATE
03 November 2022	19,862	17 August 2024
03 November 2022	19,862	17 August 2024
03 November 2022	79,450	17 August 2025
17 August 2024	92,265	17 August 2026

There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these ROCE RSUs.

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27Notice of Annual General Meeting 2024 General ROCE RSUs will be granted in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes. Currently Aaron Erter is the only Director of James Hardie entitled to participate in the 2006 LTIP. ROCE RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of ROCE RSUs. Subject to the performance hurdles being met and the Remuneration Committee’s exercise of negative discretion (if any), the Chief Executive Officer will be entitled to receive Shares upon vesting of the ROCE RSUs for no consideration. ROCE RSUs will be granted to the Chief Executive Officer no later than 12 months after the passing of Resolution 7. Summary of the legal requirements for seeking shareholder approval ASX Listing Rule 10.14 (specifically ASX Listing Rule 10.14.1) provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of shareholders by ordinary resolution. Resolution 7 seeks the required shareholder approval to approve the grant of RSUs under the 2006 LTIP under and for the purposes of ASX Listing Rule 10.14.1 to James Hardie’s Chief Executive Officer, Aaron Erter, for fiscal year 2025 on the basis set out above. Aaron Erter’s current total remuneration at the date of this notice of meeting is USD$8,607,000, including cash compensation of USD$2,507,000, long-term cash compensation of USD$3,050,000, and share-based compensation of USD$3,050,000. If Resolution 7 is passed, the Company will be able to proceed with the grant of ROCE RSUs, under the 2006 LTIP to James Hardie’s Chief Executive Officer, Aaron Erter, for fiscal year 2025 on the basis set out above. Details of any ROCE RSUs issued under the 2006 LTIP will be published in James Hardie’s annual report relating to the period in which they are issued, along with a statement that approval for the issue was obtained under listing rule 10.14. Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of ROCE RSUs under the scheme after Resolution 7 passed will not participate until shareholder approval is obtained under that ASX Listing Rule. If Resolution 7 is not passed, the Company will not be able to proceed with the grant and will consider alternative incentives. A summary of the terms and conditions of the 2006 LTIP is set out in the Explanatory Notes for Resolution 6. Recommendation The Board believes it is in the interests of shareholders that the grant of fiscal year 2025 ROCE RSUs to the Chief Executive Officer up to the number specified in Resolution 7 under the 2006 LTIP, subject to the above terms and conditions, is approved under and for the purposes of ASX Listing Rule 10.14 and recommends that you vote in favour of Resolution 7. RESOLUTION 8 – GRANT OF RELATIVE TSR RSUS Resolution 8 asks shareholders to approve under the 2006 LTIP under and for the purposes of ASX Listing Rule 10.14 the grant of Relative TSR RSUs to Aaron Erter, James Hardie’s Director and Chief Executive Officer. Reasons for Relative TSR RSUs Relative TSR RSUs shall vest if James Hardie’s TSR performance meets or exceeds the Relative TSR performance hurdles for the fiscal year 2025 performance period. Upon vesting, Relative TSR RSUs shall be settled in CUFS on a 1-to-1 basis. Relative TSR RSU changes for fiscal year 2025 The key aspects of the Relative TSR RSUs are unchanged from fiscal year 2024.

Key aspects of Relative TSR RSUs

Grant: The Chief Executive Officer will receive a grant equal to the maximum number of Relative TSR RSUs (2.0x target). The number of Relative TSR RSUs which vest, and the number of Shares ultimately received depends on James Hardie's Relative TSR performance compared to the performance hurdles.

Performance Hurdle and Period: The performance hurdle vesting scale for the Relative TSR Grants is unchanged from fiscal year 2024 and is as follows:

PERFORMANCE AGAINST PEER GROUP	AMOUNT OF TARGET RELATIVE TSR RSUs TO VEST
<40th Percentile	0.0
40th Percentile	0.5x
>40th – <60th Percentile	Sliding Scale
60th Percentile	1.0x
>60th – <80th Percentile	Sliding Scale
≥80th Percentile	2.0x

Peer Group: The Peer Group for the Relative TSR RSU grants is comprised of other companies exposed to the US building materials market, which is James Hardie's major market. The Remuneration Committee and the Board reviewed the composition of the Peer Group (referred to in the table below) with the Company's independent advisor, FW Cook and Guerdon Associates, and determined it was not necessary to update the Peer Group. Our peer group fits within our financial criteria and allows the Company to grow and includes builders and consumer products companies which are directly influenced by the homeowner and/or housing market.

A.O. Smith	Louisiana-Pacific Corp	The Toro Company
Acuity Brands, Inc	Martin Marietta Materials Inc.	Toll Brothers, Inc.
American Woodmark Corp	Masco Corporation	Trex Co., Inc.
Armstrong World Indus, Inc	Mohawk Industries, Inc.	Valmont Industries, Inc.
Builders FirstSource, Inc.	NVR, Inc.	Vulcan Materials Co.
Carlisle Companies Inc.	Newell Brands Inc.	Watsco, Inc.
Fortune Brands, Home & Security Inc.	Owens Corning	
Lennox International, Inc	Simpson Manufacturing Co., Inc.	

Testing of performance and vesting: The performance hurdle will be tested (based on James Hardie's performance against its Peer Group for the 20 trading days preceding the test date) and may vest after three years from August 2024. Any Relative TSR RSUs that have not vested following this test will lapse.

Maximum and actual number of Relative TSR RSUs

The maximum number of Shares and Relative TSR RSUs for which approval is sought under this Resolution 8 is 250,000 and is based on the grant that would be made if James Hardie equals or exceeds the 80th percentile of performance against the Peer Group and all the Relative TSR RSUs vest.

The actual number of Relative TSR RSUs granted is determined by dividing the maximum dollar amount granted under the Relative TSR RSU portion of the LTI target (which is 2.0x LTI target) by the value of the Relative TSR RSUs, using a Monte Carlo simulation, over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution.

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As with Resolution 7, in the unlikely event the grant calculation returns an actual number of Relative TSR RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 8, James Hardie may grant a cash settled award equal in value to the number of Relative TSR RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the Relative TSR RSU grant vests in full.

Previous grants

For fiscal year 2025, as Chief Executive Officer of James Hardie, Aaron Erter is eligible to participate in the 2006 LTIP.

The number of Relative TSR RSUs granted to Aaron Erter since joining James Hardie in September 2022, excluding the grants that are the subject of Resolutions 8, is set out in the table below:

DATE OF GRANT	NUMBER GRANTED	VESTING DATE
03 November 2022	38,387	17 August 2024
03 November 2022	39,450	17 August 2024
03 November 2022	115,688	17 August 2025
17 August 2024	137,718	17 August 2026

There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these Relative TSR RSUs.

General

Relative TSR RSUs will be granted in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes.

Currently Aaron Erter is the only Director of James Hardie entitled to participate in the 2006 LTIP.

Relative TSR RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of Relative TSR RSUs. Subject to the performance hurdles being met, the Chief Executive Officer will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration. Relative TSR RSUs will be granted to the Chief Executive Officer within 12 months of the passing of this Resolution 8.

Summary of the legal requirements for seeking shareholder approval

The reason for seeking shareholder approval is the same as set out in the Explanatory Notes for Resolution 7.

Resolution 8 seeks the required shareholder approval to approve the grant of Relative TSR RSUs under the 2006 LTIP under and for the purposes of ASX Listing Rule 10.14.1 to James Hardie's Chief Executive Officer, Aaron Erter, for the fiscal year 2025 on the basis set out above. His current total remuneration at the date of the notice of meeting is USD$8,607,000, including cash compensation of USD$2,507,000, long-term cash compensation of USD$3,050,000, and share-based compensation of USD$3,050,000.

If Resolution 8 is passed, the Company will be able to proceed with the grant of Relative TSR RSUs under the 2006 LTIP to James Hardie's Chief Executive Officer, on the basis set out above.

Details of any Relative TSR RSUs issued under the 2006 LTIP will be published in James Hardie's annual report relating to the period in which they are issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14. Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of Relative TSR RSUs under the scheme after Resolution 8 passed will not participate until shareholder approval is obtained under that listing rule.

A summary of the material terms of the 2006 LTIP is set out in the Explanatory Notes for Resolution 6.
If Resolution 8 is not passed, the Company will not be able to proceed with the grant and will consider alternative incentives.

Notice of Annual General Meeting 2024 29

30Notice of Annual General Meeting 2024 Recommendation The Board believes it is in the interests of shareholders that the grant of Relative TSR RSUs to the Chief Executive Officer up to the number specified in Resolution 8 under the 2006 LTIP, subject to the above terms and conditions, is approved under and for the purposes of ASX Listing Rule 10.14 and recommends that you vote in favour of Resolution 8. RESOLUTION 9 – ISSUE OF SHARES UNDER THE JAMES HARDIE 2020 NON-EXECUTIVE DIRECTOR EQUITY PLAN Resolution 9 asks shareholders to approve the issue of Shares (including those underlying any CUFS, ADSs or other equivalent listed depositary receipt which represents a beneficial interest in a Share (collectively, LDRs)) for cash under the NED Equity Plan to P Pfeifer (subject to his election as a director of the Company at this AGM) for the next three years. At the November 2020 Annual General Meeting, shareholders approved the NED Equity Plan and the issue of Shares for cash to participants to facilitate equity ownership for non-executive directors. Under the NED Equity Plan approved in 2020, the Administrator (being the Board or such committee(s) appointed by the Board from time to time) may invite “Eligible Participants” (non-executive directors or proposed non-executive directors or their nominees) to apply part or all of the cash component of their non-executive director fees for services to the Board to acquire Shares, which include any applicable securities (Applicable Securities). At the November 2024 Annual General Meeting, shareholders approved the issue of shares to Peter John Davis, Persio Lisboa, Anne Lloyd, Rada Rodriguez, Nigel Stein, Harold Wiens, Suzanne Rowland and Renee Peterson under the NED Equity Plan for the purposes of ASX Listing Rule 10.14. In addition, having taken advice from the company’s independent advisers, Guerdon and Associates and FW Cook, the Remuneration Committee and the Board determined that it was appropriate for a fixed portion of non-executive director fees to be paid in Shares until such time as each non-executive Director has accumulated 1.5 times (and 2 times for the Chairperson) of their non-executive director fee base in Shares, which includes any represented by LDRs (Ownership Target) rather than relying on each non-executive director making an election to receive LDRs. The portion is the same for each non-executive director and is fixed for calendar year 2024. When a non-executive director has met the Ownership Target they may elect to continue to receive a fixed portion of their non-executive director fees in Shares, or alternatively receive all of their non-executive director fees in cash. Issue of Shares under the NED Equity Plan The number of Applicable Securities that an Eligible Participant will receive is calculated in accordance with the following formula (rounded down to the nearest whole number): number of Applicable Securities = director fee amount for the relevant quarter / fair market value The director fee amount will be the proportion of the non-executive director fees that the Nominating and Governance Committee and the Board determine will be paid in Applicable Securities (Director Fee Amount). The Director Fee Amount will not exceed 50% of each non-executive director’s fee, and the proportion will be the same for each director. The fair market value will be based on the volume weighted average closing price for a CUFS or ADS on the ASX or NYSE, as the case may be, during a period of 5 trading days commencing on the first trading day following the announcement of the Company’s quarterly results. A currency exchange calculation may also be required as non-executive director fees are usually paid in USD$ and a CUFS trades in AUD$. The Shares underlying the LDRs shall not be issued at a discount to their “nominal value”. The Applicable Securities will be issued quarterly subject to compliance with James Hardie’s Insider Trading Policy. On issue, the Applicable Securities will rank equally with the same class of Applicable Securities, and will carry the same dividend, voting and other rights. Eligible Participants will not have dividend or voting rights in

31Notice of Annual General Meeting 2024 respect of the Applicable Securities until such time as they are issued. Eligible Participants will have the right to elect to have Applicable Securities issued to them personally or to a nominee. The Applicable Securities issued to the Eligible Participants or their nominee can be traded on the ASX, NYSE or other applicable stock exchange, subject to insider trading laws and the James Hardie Insider Trading Policy. Other issuances under the NED Equity Plan Under the NED Equity Plan, the Administrator may grant to non-executive directors or their nominee the right to acquire Applicable Securities (as described in this Explanatory Note to Resolution 9), share options (to subscribe for, acquire or be allocated Applicable Securities), restricted stock units (RSUs) (being an entitlement to acquire or be allocated Applicable Securities) and restricted shares (being an entitlement to Applicable Securities subject to satisfying vesting conditions as determined by the Administrator) (Awards) in the number and on terms and conditions (and to amend, modify, extend or renew Awards) in the Administrator’s absolute discretion, subject to the listing rules of the ASX, NYSE or other applicable stock exchange. The Administrator does not presently intend to issue share options, RSUs or restricted shares, and will not issue or agree to issue such securities without shareholder approval if such approval is required under the listing rules of the ASX, NYSE or any other applicable stock exchange. The grant of the Awards and the terms and conditions of the grant will be detailed in the non-executive director’s grant agreement. The NED Equity Plan also contains provisions in relation to the treatment of Awards on a change in control. In the event of a change in control, outstanding Awards will be subject to the definitive agreement entered into by James Hardie in connection with the change in control. Subject to applicable law and the ASX Listing Rules, the Board may determine to accelerate the vesting, exercisability or settlement of any Award, assume, substitute or convert any Award into a substantially equivalent award with respect to the acquiring or parent entity’s securities, or cancel any Award in exchange for cash, securities or property. The NED Equity Plan provides that the Administrator may terminate the NED Equity Plan (or any part of it) at any time, provided all Awards made under the NED Equity Plan prior to such termination remain in effect until they have been satisfied or terminated in accordance with their terms and the NED Equity Plan. Summary of the legal requirements for seeking shareholder approval ASX Listing Rule 10.14 (specifically Listing Rules 10.14.1 and 10.14.2) provides that a listed company must not permit a non-executive director or any associate of theirs to acquire equity securities or rights to be issued shares under an employee incentive scheme without the approval of its shareholders by way of ordinary resolution. This Resolution 9 seeks the required approval for the issue of Shares to John Pfeifer under and for the purposes of ASX Listing Rule 10.14. If shareholders do not approve the issue of securities under the NED Equity Plan to John Pfeifer, James Hardie shall not issue or agree to issue any securities to that non-executive director under the NED Equity Plan, and that non-executive director will receive all their fees in cash. As the issue of Shares under the NED Equity Plan was most recently approved at the 2024 AGM and the NED Equity Plan itself was approved at the 2020 AGM, shareholder approval is sought for the issue of Shares to John Pfeifer (subject to him being appointed a James Hardie non-executive director) under the NED Equity Plan for the purposes of ASX Listing Rules 10.14 and 10.15.7. A copy of the NED Equity Plan is available free of charge either: a) at the AGM in Dublin, Ireland; b) at the Company’s registered Irish office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland; c) at the Company’s registered Australian office at Level 17, 60 Castlereagh Street, Sydney NSW 2000; or d) on the Company’s Investor Relations website, https://ir.jameshardie.com.au/. Further information in accordance with ASX Listing Rule 10.14 and 10.15 The non-executive directors currently entitled to participate in the NED Equity Plan are Peter John Davis, Persio Lisboa, Anne Lloyd, Renee Peterson, Rada Rodriguez, Suzanne Rowland, Nigel Stein and Harold Wiens. John Pfeifer will become entitled to participate in the NED Equity Plan subject to his election as director of the Company at this AGM and the issue of securities to John Pfeifer following his election is the subject of this Resolution 9.

- Only non-executive directors (non-employee directors) or proposed non-executive directors (or their nominee) may participate in the NED Equity Plan.
- Details of any securities issued under the NED Equity Plan are published in James Hardie's Remuneration Report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.
- Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the NED Equity Plan after this Resolution 9 is approved and who are not named in this Notice of Meeting will not participate until approval is obtained under that rule.
- The maximum number of securities that could be issued to John Pfeifer in the next three years cannot be calculated because it is subject to the price of James Hardie Applicable Securities. The maximum potential value of Applicable Securities that could be allocated each year under the NED Equity Plan is equal to 50% of the current total non-executive director fees, which is USD$1,240,373, half of total aggregate non-executive director fees of USD$2,480,747 as at the date of this Notice of Meeting.
- The securities previously granted to non-executive directors under the NED Equity Plan are as follows:

NON-EXECUTIVE DIRECTOR	NUMBER OF SECURITIES	AVERAGE ACQUISITION PRICE
Mr Peter John Davis	2,491	AUD$44.54
Mr Persio Lisboa	7,856	USD$30.25
Ms Anne Lloyd	3,265	USD$28.17
Ms Renee Peterson	4,731	USD$29.35
Ms Rada Rodriguez	4,796	USD$30.25
Ms Suzanne Rowland	2,472	USD$29.35
Mr Nigel Stein	4,658	USD$30.25
Mr Harold Wiens	7,023	USD$31.78
Mr John Pfeifer	nil	n/a

- No loan has been or will be provided by James Hardie in relation to the issues of securities under the NED Equity Plan.
- Under the NED Equity Plan, securities are issued quarterly until 2 August 2026. No securities will be issued after 2 August 2026 unless the issue of Shares under the NED Equity Plan is re-approved before that date.
- The non-executive director fees for each non-executive director (which are comprised of a base director fee and applicable fees for occupying the positions of Chair and Board Committee Chair) for fiscal year 2025 are currently as follows:

NON-EXECUTIVE DIRECTOR	FEES (USD)*
Ms Anne Lloyd	$463,151
Mr Peter John Davis	$248,091
Mr Persio Lisboa	$268,091
Ms Renee Peterson	$268,091
Mr John Pfeifer	$220,962
Ms Rada Rodriguez	$268,091
Ms Suzanne Rowland	$248,091
Mr Nigel Stein	$248,091
Mr Harold Wiens	$248,091

Notice of Annual General Meeting 2024 32

33Notice of Annual General Meeting 2024 *In addition to the fees set out in the above table: (i) directors receive a fee of USD$3,000 for attendance at each ad-hoc Board sub-committee meeting; (ii) on occasion the Nominating and Governance Committee may approve special exertion fees in the event of an extraordinary workload imposed on a director in special circumstances; (iii) non-executive directors who are resident outside of Ireland may receive supplemental compensation depending on their country of residence, if Irish income taxes levied on their director fees exceed net income taxed owed on such compensation in their country of tax residence, assuming it had been derived solely in their country of tax residence. For additional information, see pages 61 to 64 of the Company’s 2024 Annual Report. Recommendation As the directors may be taken to have a personal interest in Resolution 9, they make no recommendation on whether shareholders should vote in favour of the resolution.

34Notice of Annual General Meeting 2024 Note to CDN / Irish Registered Members This note is only relevant to CDN and the six other members of the Company for the purposes of Irish law, as well as any other persons who become members of the Company for the purposes of Irish law after the date of this notice of meeting but before 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 7 August 2024, (together, the Irish Law Members) and is being provided in accordance with Section 181(5) of the Irish Companies Act 2014 (the 2014 Act). Each of the Irish Law Members are entitled to appoint one or more proxies, using the form set out in Section 184 of the 2014 Act, to attend, speak and vote at the AGM in their place. A proxy need not be a member of the Company. The proxy must be received at the Company’s registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland by 10:00pm (Dublin time) on Thursday, 8 August 2024.

N O T I C E O F A N N U A L G E N E R A L M E E T I N G 2 0 2 4 © 2024 James Hardie Industries plc. ™ and ® denotes trademarks or registered trademarks of James Hardie Technology Limited.

James Hardie Industries plc
ARBN 097 829 895
Incorporated in Ireland. The liability of member is limited
Registration Number: 485719
Registered Office: 1st Floor, Block A, One Park Place,
Upper Hatch Street, Dublin 2, D02 FD79, Ireland

JHX

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your Voting Instruction Form:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

Online Subscribers:
For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com

For all enquiries call:

(within Australia) 1300 855 080
(outside Australia) +61 3 9415 4000

Voting Instruction Form - 2024 Annual General Meeting (AGM)

Vote online or view the Notice of Meeting and Annual Report, 24 hours a day, 7 days a week:
www.investorvote.com.au

- ☑ Complete your Voting Instruction Form
- ☑ Access the Notice of AGM and Annual Report
- ☑ Review and update your securityholding

Your secure access information is:
Control Number: 999999
SRN/HIN: I9999999999 **PIN: 99999**
PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your voting instruction to be effective it must be received by 7:00pm (Sydney time) on Wednesday, 7 August 2024

How to Vote

By signing this Voting Instruction Form, you direct CHESS Depositary Nominees Pty Limited (CDN) to appoint the Chairman of the meeting or a person designated by you as its Nominated Proxy to individually vote the shares in the company held by CDN on your behalf in respect of the resolutions to be considered at the AGM to be held in Dublin on Thursday, 8 August 2024 at 10:00pm (Dublin time)/Friday, 9 August 2024 at 7:00am (Sydney time) and at any adjournment of that meeting, as indicated on this form, and to individually vote or abstain in respect of any procedural resolution as the Nominated Proxy (as applicable) thinks fit.

If you want to apportion your vote, you must clearly enter the portion to be voted in a particular manner in the box opposite the resolution in Step 2 overleaf. This may be done by specifying the number of shares underlying your CUFS holding or the percentages of that holding. If you vote in excess of 100% of your holding for the resolution, your vote on the resolution will be invalid. If you mark more than one box for the resolution, except to show a portion in the manner discussed above, your vote on that resolution will be invalid.
If you lodge the Voting Instruction Form prior to the AGM, and complete your voting directions on that form, your voting instructions may only be changed if you submit a further Voting Instruction Form before the closing date at 7:00pm (Sydney time) on **Wednesday, 7 August 2024.**
There will be no voting facilities for the teleconference of the meeting.

Attending the Meeting

Persons seeking to attend the AGM will be required to provide appropriate identification to receive an entry card.

Appointing the Chairman as Proxy (Option A)

To instruct CDN to appoint the Chairman of the meeting as its Nominated Proxy to vote the shares underlying your CUFS:
Step 1 - Place a cross in the box next to Option A.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution. The shares underlying your CUFS will be voted in accordance with this direction.
If you do not mark 'For', 'Against', or 'Abstain' in respect of resolutions 1, 2, 3, 4, 5, 6, 7, 8 and 9 you acknowledge that the Chairman of the meeting will vote as he or she decides. The Chairman intends to vote undirected proxies in favour of each of these resolution.
If you mark the Abstain box, you are directing the Chairman (as CDN's Nominated Proxy) not to vote on the resolution(s) and your votes will not be counted in computing the required majority.

Appointing a proxy of your choice 'Nominated Proxy' (Option B)

To instruct CDN to appoint a Nominated Proxy of your choice (other than the Chairman of the meeting) or failing your nominee's attendance at the AGM, the Company Secretary who may vote the shares underlying your CUFS at James Hardie's AGM:
Step 1 - Write the person you appoint in the box at the top of the form overleaf.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution.

* If the Nominated Proxy is a corporate and the written instruction will be submitted by a representative of the corporate, the appropriate 'Certificate of Appointment of Corporate Representative' form will need to be provided along with the written instructions. A Corporate Representative form may be obtained from Computershare or online at www.investorcentre.com under the help tab, 'Printable Forms'.

You may instruct CDN to appoint yourself or your nominee as a Nominated Proxy, or failing your or your nominee's attendance at the AGM, the Company Secretary as its Proxy.

If you instruct CDN to appoint a person nominated by you as Nominated Proxy but do not mark 'For', 'Against', or 'Abstain', the Nominated Proxy may vote as he or she determines at the AGM.

If you mark the 'Abstain' box for a resolution, you are directing the Nominated Proxy not to vote on the resolution(s).

If you appoint a Nominated Proxy and your Nominated Proxy does not attend the AGM, the Company Secretary will vote in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy's written instructions* provided to the Company Secretary, care of Computershare facsimile to 1300 534 987 from inside Australia or +61 3 9473 2408 from outside Australia or by email to jhxmeetings@computershare.com.au. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and **(ii) 10:30pm (Dublin time) Thursday, 8 August 2024/7:30am (Sydney time) Friday, 9 August 2024** then the Company Secretary intends voting in favour of the resolutions.
If you do not select either of Option A or Option B, and the Voting Instruction Form is validly signed, you will be deemed to have marked Option A.

Signing Instructions for Postal Forms

Individual: Where the CUFS holding is in one name, the CUFS holder must sign.
Joint Holding: Where the CUFS holding is in more than one name, all of the CUFS holders must sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Comments & Questions

If you have any comments or questions for the company, please write them on the Question Form available at www.investorvote.com.au and return with this Voting Instruction Form.

GO ONLINE TO VOTE,
or turn over to complete the form ➔

Samples/000001/000001/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address**. If incorrect, mark this box and make the correction in the space to the left.

I 9999999999 I ND

Voting Instruction Form

Please mark ☒ to indicate your directions

STEP 1 **CHESS Depositary Nominees Pty Limited (CDN) will vote as directed**
(please mark box A **OR** insert a name in the space provided at B below)

XX

I/We, being a CUFS holder of the company, hereby instruct:

Option **A**
☐ CDN to appoint the Chairman of the meeting as its proxy

or

Option **B**
CDN to appoint the following Nominated Proxy as its proxy:

Please write the name of the person (other than the Chairman) you would like to attend and vote at the meeting in Dublin on your behalf. **If you wish to attend, speak and vote at the meeting in Dublin, write your own name.**

or failing attendance at the AGM of the person or body corporate so named, the Company Secretary to individually attend, speak and vote the shares underlying my/our holding of CUFS at the AGM of James Hardie Industries plc to be held on Thursday, 8 August 2024 in James Hardie's Corporate Headquarters, 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland at 10:00pm (Dublin time), and any adjournment of the meeting.

If you complete neither of the options above, and the Voting Instruction Form has been validly signed, then you will be deemed to have marked Option A.

THE BOARD OF DIRECTORS RECOMMEND A VOTE 'FOR' THE RESOLUTIONS UNLESS STATED OTHERWISE IN THE NOTICE OF MEETING.

STEP 2 **Items of Business**

		For	Against	Abstain
ORDINARY BUSINESS				
1.	Receive and consider the Financial Statements and Reports for fiscal year 2024	☐	☐	☐
2.	Receive and consider the Remuneration Report for fiscal year 2024	☐	☐	☐
3. (a)	Elect John Pfeifer as a director	☐	☐	☐
3. (b)	Re-elect Persio Lisboa as a director	☐	☐	☐
3. (c)	Re-elect Suzanne Rowland as a director	☐	☐	☐
4.	Authority to fix the External Auditor's Remuneration	☐	☐	☐
SPECIAL BUSINESS				
5.	Approval to issue equity securities under the James Hardie Industries Equity Incentive Plan 2001	☐	☐	☐
6.	Approval to issue equity securities under the James Hardie Industries Long Term Incentive Plan 2006	☐	☐	☐
7.	Grant of ROCE RSU's	☐	☐	☐
8.	Grant of Relative TSR RSU's	☐	☐	☐
9.	Issue of Shares under the James Hardie 2020 Non-Executive Director Equity Plan	☐	☐	☐

SIGN This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder	**Securityholder 2**	**Securityholder 3**
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

Contact Name ____________ **Contact Daytime Telephone** ____________ **Date** / /

J H X 9 9 9 9 9 9 A

computershare

JamesHardie
James Hardie Industries plc
ARBN 097 829 895
Incorporated in Ireland. The liability of member is limited
Registration Number: 485719
Registered Office: 1st Floor, Block A, One Park Place,
Upper Hatch Street, Dublin 2, D02 FD79, Ireland

All general correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
www.investorcentre.com/contact
www.computershare.com

JHXRM

MR RETURN SAMPLE
123 SAMPLE STREET
SAMPLE SURBURB
SAMPLETOWN VIC 3030

Dear Securityholder,

We have been trying to contact you in connection with matters arising from your securityholding in James Hardie Industries plc. Unfortunately, our correspondence has been returned to us marked 'Unknown at the current address'. For security reasons we have flagged this against your securityholding which will exclude you from future mailings, other than notices of meeting.

We value you as a securityholder and request that you supply your current address so that we can keep you informed about our company. Where the correspondence has been returned to us in error we request that you advise us of this so that we may correct our records.

You are requested to include the following:

> Securityholder Reference Number (SRN);
> ASX trading code;
> Name of company in which security is held;
> Old address; and
> New address.

Please ensure that the notification is signed by all holders and forwarded to our Share Registry at:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

Note: If your holding is sponsored within the CHESS environment you need to advise your sponsoring participant (in most cases this would be your broker) of your change of address so that your records with CHESS are also updated.

Yours sincerely

James Hardie Industries plc

Samples/000002/000003/i12

Question Form We want to make it easy for as many James Hardie shareholders as possible to ask questions of the Company’s Directors. Please use the other side of this form to send us any questions you would like answered at the Annual General Meeting to be held on Thursday, 8 August 2024, in Dublin, Ireland. We believe this process will make it easier for more shareholders to have questions answered, whether or not they can attend the meeting. You will also be able to ask questions through the teleconference facility. We will attempt to answer as many questions as possible in the addresses by the Chair and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually. Please use this form even if you will be attending the meeting. To return this form to us, please: Email this form by Tuesday, 6 August 2024 to: investor.relations@jameshardie.com.au PLEASE PROVIDE YOUR DETAILS BELOW Holder’s name: Address: Security Holder Reference Number or Holder Identification Number: WE WELCOME YOUR QUESTIONS

SECURITY HOLDER REFERENCE NUMBER OR HOLDER IDENTIFICATION NUMBER: QUESTION(S):